Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087 Phone: (603) 368-7352 Email: christian.pfeiffer@lfg.com

VIA EDGAR

November 12, 2024

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	LVIP MFS International Equity Managed Volatility Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on November 08, 2024, to the Registrant’s registration statement filed on Form 485APOS on September 19, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Please confirm that the Fund’s expense limitation will run through April 30, 2026.

a)	Confirmed.

2)	Please ensure that references to underlying fund investment strategies are clearly defined throughout the discussion of the Fund’s principal investment strategy.

a)	The requested revisions have been made.

3)	Please define “international universe” as it is used in the principal investment strategy of the relevant underlying fund holding.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Christian A. Pfeiffer
Christian A. Pfeiffer, Esq.
Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Samuel K. Goldstein, Esq.

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